The Real Brokerage to Present at Upcoming Investor Conferences

TORONTO and NEW YORK, December 4, 2023 -- The Real Brokerage Inc. (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, today announced that its Chairman and Chief Executive Officer, Tamir Poleg, will present at the following virtual investor conferences:

Investor Summit Conference:

Date: Thursday, December 7, 2023

Time: 9:30 a.m. ET

Webcast link: https://us06web.zoom.us/webinar/register/WN_lxTf53iSTD6Oild9DEEFkQ#/registration

Singular Research's Best of the Uncovereds Conference:

Date: Thursday, December 7, 2023

Time: 12:30 p.m. ET

Webcast link: https://register.gotowebinar.com/register/3515964842274280021

Real's remarks will be broadcast live and a replay will be available for one year at the links above, and by visiting the "Investors" section of the company's website at investors.onereal.com.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 13,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:
Ravi Jani
Vice President, Investor Relations and Financial Planning & Analysis
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:
Elisabeth Warrick
Senior Director, Marketing, Communications & Brand
elisabeth@therealbrokerage.com

201.564.4221